                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 1)<F*>


                                  NEWCOR, INC.
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                                (Name of Issuer)

                             COMMON, $1.00 par value
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                         (Title of Class of Securities)

                                    651186108
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                                 (CUSIP Number)

EXX Inc.                    David A. Segal            COPY TO: Thomas A. Litz, Esq.
1350 East Flamingo Road     1350 East Flamingo Road            Thompson Coburn LLP
Suite 689                   Suite 689                          One Mercantile Center
Las Vegas, Nevada  89119    Las Vegas, Nevada  89119           St. Louis, Missouri 63101
(702) 598-3223              (702) 598-3223                     (314) 552-6000

-------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                December 16, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are being sent.

[FN]
<F*>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                        Page 2 of 9 Pages
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                                  SCHEDULE 13D

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 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       EXX INC.

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 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>
                                                                   (a) / /
                                                                   (b) / /

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 3  SEC USE ONLY


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 4  SOURCE OF FUNDS<F*>

       WC

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 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                              / /

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 6  CITIZENSHIP OR PLACE OF ORGANIZATION

       Nevada

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                 7  SOLE VOTING POWER

  NUMBER OF           -0-
    SHARES      -------------------------------------------------------------
 BENEFICIALLY    8  SHARED VOTING POWER
   OWNED BY
     EACH             652,200
   REPORTING    -------------------------------------------------------------
    PERSON       9  SOLE DISPOSITIVE POWER
     WITH
                      -0-
                -------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                      652,200
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      652,200
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES<F*>                                                         / /

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.25%<F*>
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14  TYPE OF REPORTING PERSON<F*>

      CO
-----------------------------------------------------------------------------
[FN]
                      <F*>SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                    -------------------------
                                                        Page 3 of 9 Pages
                                                    -------------------------

                                  SCHEDULE 13D

-----------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       David A. Segal

-----------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>
                                                                   (a) / /
                                                                   (b) / /

-----------------------------------------------------------------------------
 3  SEC USE ONLY


-----------------------------------------------------------------------------
 4  SOURCE OF FUNDS<F*>

       PF

-----------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                              / /

-----------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

-----------------------------------------------------------------------------
                 7  SOLE VOTING POWER

  NUMBER OF           24,000
    SHARES      -------------------------------------------------------------
 BENEFICIALLY    8  SHARED VOTING POWER
   OWNED BY
     EACH             652,200
   REPORTING    -------------------------------------------------------------
    PERSON       9  SOLE DISPOSITIVE POWER
     WITH
                      24,000
                -------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                      652,200
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      676,200
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES<F*>                                                         / /

-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.74%<F*>
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON<F*>

      IN
-----------------------------------------------------------------------------
[FN]
                      <F*>SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                        Page 4 of 9 Pages
                                                    -------------------------


ITEM 1.   SECURITY AND ISSUER:

    No change.

ITEM 2.   IDENTITY AND BACKGROUND:

    No change.

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                                                        Page 5 of 9 Pages
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ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

    EXX Inc. purchased 55,900 shares of Newcor Common Stock using cash on hand.

ITEM 4.   PURPOSE OF TRANSACTION:

    No change.

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                                                        Page 6 of 9 Pages
                                                    -------------------------


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER:

    (a) EXX may be deemed to be the beneficial owner of 652,200 shares of Newcor Common Stock, representing 13.25% of the 4,920,834 shares of Newcor Common Stock issued and outstanding as of November 10, 1999. As the controlling shareholder of EXX, Mr. Segal may be deemed to share indirect beneficial ownership of the shares reported by EXX. Mr. Segal disclaims all such beneficial ownership to such shares owned by EXX. Mr. Segal owns 24,000 shares of Newcor Common Stock in his own name. Mr. Segal acknowledges beneficial ownership of these 24,000 shares.

    (b) EXX and Mr. Segal may be deemed to have shared voting and dispositive power with respect to 652,200 shares of Newcor Common Stock, representing 13.25% of the 4,920,834 shares of Newcor Common Stock issued and outstanding as of November 10, 1999. Mr. Segal has sole voting and disposition power with respect to 24,000 shares of Newcor Common Stock, representing
0.49% of the 4,920,834 shares of Newcor Common Stock issued and outstanding as of November 10, 1999.

    (c) Between December 3, 1999 and December 17, 1999, EXX made a series of acquisitions of Newcor Common Stock:

          (1) On December 3, 1999, EXX purchased 7,900 shares at $2.750 per share. The transaction was effected by Merrill Lynch on the open market.

          (2) On December 3, 1999, EXX purchased 10,000 shares at $2.500 per share. The transaction was effected by Merrill Lynch on the open market.

          (3) On December 7, 1999, EXX purchased 2,000 shares at $2.875 per share. The transaction was effected by Merrill Lynch on the open market.

          (4) On December 7, 1999, EXX purchased 10,100 shares at $3.000 per share. The transaction was effected by Merrill Lynch on the open market.

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                                                        Page 7 of 9 Pages
                                                    -------------------------


          (5) On December 9, 1999, EXX purchased 3,300 shares at $2.750 per share. The transaction was effected by Merrill Lynch on the open market.

          (6) On December 10, 1999, EXX purchased 2,400 shares at $2.750 per share. The transaction was effected by Merrill Lynch on the open market.

          (7) On December 10, 1999, EXX purchased 5,000 shares at $2.875 per share. The transaction was effected by Merrill Lynch on the open market.

          (8) On December 13, 1999, EXX purchased 3,000 shares at $2.750 per share. The transaction was effected by Merrill Lynch on the open market.

          (9) On December 14, 1999, EXX purchased 600 shares at $2.625 per share. The transaction was effected by Merrill Lynch on the open market.

          (10) On December 15, 1999, EXX purchased 1,200 shares at $2.625 per share. The transaction was effected by Merrill Lynch on the open market.

          (11) On December 16, 1999, EXX purchased 900 shares at $2.500 per share. The transaction was effected by Merrill Lynch on the open market.

          (12) On December 16, 1999, EXX purchased 5,000 shares at $2.625 per share. The transaction was effected by Merrill Lynch on the open market.

          (13) On December 17, 1999, EXX purchased 4,500 shares at $2.500 per share. The transaction was effected by Merrill Lynch on the open market.

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                                                        Page 8 of 9 Pages
                                                    -------------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

    None

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                                                        Page 9 of 9 Pages
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ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS:

    None.



                                   SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated December 17, 1999                  EXX Inc.



                                        By: /s/ David A. Segal
                                           ----------------------------------
                                                David A. Segal, Chairman



    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated December 17, 1999                  /s/ David A. Segal
                                        -------------------------------------
                                            David A. Segal





[FN]
----------------------------------
<F*>Computational note:  Based upon 4,920,834 shares of Newcor Common Stock outstanding as of November 10, 1999.